Exhibit 14.2

MDC PARTNERS INC.

CORPORATE GOVERNANCE GUIDELINES

(March 2006)

MDC Partners Inc. is governed by applicable law (both in Canada, as a Canadian corporation, and in the United States, as a “U.S. issuer” under U.S. securities laws), a firm commitment to moral values and ethical business practices, and comprehensive corporate governance policies adopted by the Board of Directors, including specific charters for all committees of the Board and a Code of Conduct. Collectively, these corporate governance policies, charters, applicable law, and values constitute the corporate governance framework of MDC Partners. The Board intends that these Guidelines serve as a framework within which the Board may conduct its business, not as a set of binding legal obligations.

I.                               Responsibilities of the Board of Directors.

The primary responsibility of the Board of Directors is to advance the interests of the Company’s shareholders by creating a valuable long-term business. The Board believes that this mission is best served by establishing a corporate culture of accountability, responsibility and ethical behavior through the careful selection and evaluation of senior management and members of the Board, and by carrying out the Board’s responsibilities with honesty and integrity.

A.                                   Fiduciary Duty. Directors have a fiduciary duty to exercise their business judgment in the best interests of MDC Partners. Directors must perform their duties as Directors, including their duties as members of committees, in good faith and with that degree of care, diligence and skill as a reasonable person. Directors must maintain the confidentiality of MDC Partners’ non-public information and abide by applicable law.

B.                                     Responsibilities of the Board. The business and affairs of MDC Partners are managed under the direction of the Board. The Board shall review and approve MDC Partners’ broad policies, strategic direction and overall priorities. The specific duties of the Board, which may be performed through its Committees, include:

1.                                       reviewing and approving fundamental financial objectives and business strategies;

2.                                       selecting, evaluating and compensating the CEO, and providing counsel and oversight on the selection, performance and compensation of other executive officers;

3.                                       annually electing the executive officers of MDC Partners;

4.                                       monitoring management performance and recommending improvements;

5.                                       reviewing and approving major actions of MDC Partners, including

a.                decisions on major strategic initiatives and direction of MDC Partners;

b.               acquisitions and divestitures of subsidiaries or businesses; and;

c.                determining parameters for delegation of authority to officers to engage in transactions.

6.                                       ensuring that processes and controls are implemented for maintaining the integrity of MDC Partners and compliance with applicable legal  requirements; and

7.                                       reviewing material risks that MDC Partners faces and identifying methods to monitor, mitigate or manage those risks.

C.                                     Required Meeting Attendance. Each Director is expected to prepare for, attend and participate in all regularly scheduled and specially called Board meetings, and absent special circumstances, must attend at least seventy-five percent (75%) of such meetings.

D.                                    Strategic Planning. The Board shall hold at least one full day strategic planning meeting per year. The timing and agenda of the strategic planning meeting will be determined by the Chairman and the CEO, in consultation with the Presiding Director. Where possible, the strategic planning meeting should be scheduled well in advance as part of the annual Board schedule.

E.                                      Access to Employees and Advisors. Directors shall have complete access to corporate management of the Company and its affiliates at all times. At the invitation of the Board, members of senior management recommended by the Chairman and CEO, or Presiding Director, may attend Board meetings or portions thereof for the purpose of making presentations or participating in discussions. In addition, as necessary and appropriate, Directors will have full access to the Company’s independent advisers, including legal counsel and independent auditors. Directors will use their judgment to ensure that any such contact is not disruptive to the business operations of the Company and will, to the extent appropriate, provide the CEO with a copy of any written communications between a director and an officer or employee of, or adviser to, the Company.

In discharging their obligations, directors should be entitled to rely on the honesty and integrity of the Company’s senior executives and its outside advisors and auditors.

II.                                     Board Composition; Meetings.

A.                                      Size of Board and Selection Process. Directors are elected each year by MDC Partners’ shareholders at the annual meeting of shareholders, or by appointment by the Board. The Nominating and Corporate Governance Committee recommends nominees for election by the shareholders or appointment by the Board, pursuant to the Bylaws. In the event a vacancy occurs on the Board between annual meetings, the Board may fill such vacancy until the next annual meeting of shareholders. The Nominating and Corporate Governance Committee will evaluate potential nominees to fill vacancies and make recommendations to the Board.

1.                                       Size of Board.                       It is the policy of the Board that the number of directors be not less than three, as required by the Company’s By-Laws, and no more than a number that can function effectively and efficiently as a body. The Board presently has nine members. It is the general sense of the Board at this time that, absent special circumstances, the size of the Board should be in the range of eight to ten Directors. The Board will periodically review the size of the Board based on recommendations of the Nominating and Corporate Governance Committee.

2.                                       Board Membership Qualifications. The Board shall be composed of a majority of independent directors with a diverse range of experience, talent, expertise and occupational or related professional backgrounds. The Nominating and Corporate Governance Committee reviews the background and qualifications of those individuals who are chosen for consideration, including the following attributes and criteria of candidates:  experience, skills, expertise, diversity, personal and professional integrity, character, business judgment, time availability in light of other commitments, dedication, conflicts of interest and any other relevant factors deemed appropriate. The Nominating and Corporate Governance Committee also reviews the suitability of each Board member for continued service as a director when that member’s term expires or that member experiences a significant change in status (for example, a change in employment).

3.                                       Canadian Residency. At least 25% of the Directors shall be Canadian residents.

B.               Independent Directors. A majority of the Directors shall be “independent” as provided for in these Corporate Governance Guidelines and as required by applicable law and the listing standards of NASDAQ and the Toronto Stock Exchange, if applicable.

C.            Chairman of the Board; Presiding Director

1.               Chairman of the Board. The Board will annually elect a Chairman of the Board from among the directors to preside over meetings of the shareholders and of the Board.

2.               Offices of Chairman of the Board, CEO and President. The Board may, in its discretion, separate or combine the offices of Chairman of the Board, CEO and President of the Company.

3.               Presiding Director. The independent directors shall appoint a Presiding Director in order to strengthen the independence and the role of the independent directors. The duties of the Presiding Director are as follows:

a)               Preside at Board meetings in the absence of the Chairman of the Board, or upon designation by a majority of directors;

b)              Preside at executive sessions or other meetings of the independent directors;

c)               Serve as the principal liaison between non-management directors and the CEO and other management, particularly with respect to sensitive matters,

d)              Recommend the retention of consultants, legal, financial, or other professional advisors who are to report directly to the Board;

e)               Consult with the Chairman of the Board as to agenda items for Board and Committee meetings; and

f)                 Coordinate with committee chairs in the development and recommendations relative to Board and Committee meeting schedules.

D.            Board Meetings.

1.               Selection of Agenda Items. Upon consultation with the Presiding Director, the Chairman of the Board and CEO will establish the agenda for each Board meeting. Any director may request, without restriction, the addition of specific agenda items. The Chairman of the Board and CEO annually will prepare a list of items and a calendar of meetings at which such items will be presented for the coming year. Not later than the regular November meeting, the Chairman of the Board and CEO will present this proposed schedule and will solicit any additional items from directors. Special items will be placed on the agenda throughout the year as needed.

2.               Scheduling Board Meetings. Upon consultation with the Presiding Director, the Chairman of the Board and CEO shall determine the frequency, location and time requirements for regularly scheduled Board meetings. Special meetings of the Board may be called in accordance with the Company’s Bylaws.

3.               Board Materials Distributed in Advance. The Board and senior management strongly believe that interactive meetings with two-way dialogue between the Board and management are far more productive than pure presentations by management. Accordingly, background information and other information that is important to the Board’s understanding of the Company’s business prior to any presentation at the meeting should be distributed to the Board members within a reasonable period of time prior to the Board meeting. The Board is expected to have read all materials distributed in advance of the meeting, so that an interactive approach is possible and meaningful.

4.               Executive Sessions. The independent directors shall meet in executive session at regularly scheduled Board meetings, with or without such other persons as they deem appropriate. The Presiding Director shall be chair of the executive session meetings.

5.               Regular Communications with the Board. Senior management will provide information and data on a regular basis to assist the Board in better understanding the Company’s business activities and performance. This information and data may include information related to the Company, its operations, key performance indicators and other metrics, the Company’s competitors, current or pending legislation and regulatory matters, and securities analysts’ reports. This information and data should be as current as practicable. Upon request, a director will be provided supplemental information that, in the director’s sole judgment, is necessary or useful in fulfilling the director’s responsibilities.

6.               Committees of the Board. The three standing committees of the Board are:  the Audit Committee, the Nominating and Corporate Governance Committee, and the Human Resources & Compensation Committee.

a.               Primary Committee Responsibilities.

i.                  Audit Committee. To assist the Board in its oversight responsibilities with respect to:  (1) the selection and evaluation of the Company’s independent auditors, and fees related thereto; (2) the independent auditor’s qualifications and independence; (3) the review and approval of the Company’s quarterly and annual financial statements; (4) oversight and monitoring of the Company’s other financial disclosures; (5) the Company’s compliance with legal and regulatory requirements; and (6) oversight of the financial reporting processes and internal control policies and procedures.

ii.               Nominating and Corporate Governance Committee. To assist the Board in its oversight responsibilities with respect to:  (1) identifying and reviewing qualifications of individuals being considered as new directors; (2) selecting and recommending to the Board the director nominees for election by the shareholders or appointment by the Board; (3) developing and refining processes for evaluating the performance of the CEO, Board and individual directors; and (4) developing and implementing the Company’s corporate governance principles to ensure that they are appropriate for the Company.

iii.            Human Resources & Compensation Committee. To assist the Board in its responsibilities with respect to (1) management development and succession planning; (2) executive compensation; (3) production of an annual report on executive compensation for inclusion in the Company’s proxy statement; and (4) administration and review of the Company’s incentive-based and equity-based compensation plans.

b.               Charters. Each standing committee will operate under a charter approved by the Board. Each committee will review its charter at least annually, and will submit any changes to the Board for approval.

c.                Assignment and Rotation of Committee Members. The Chairman of the Board and the Presiding Director, with consideration of the desires and experience of individual Board members, will recommend committee assignments to the Nominating and Corporate Governance Committee. After review of the recommendations, the Nominating and Corporate Governance Committee will submit the proposed assignments to the full Board for approval. The Board will make committee assignments following the annual shareholders meeting. Each independent director will serve on at least one committee.

d.               Committee Meeting Schedules. The chair of each committee shall determine the frequency, location and time requirements for regularly scheduled committee meetings.

e.                Committee Meeting Agendas. The chair of each committee will prepare an annual schedule of all recurring items to be considered by the committee. Special items may be placed on the agenda throughout the year as the committee chair determines, after consultation with other committee members.

f.                  Reports to the Board. Each committee chair will report on committee business at the next scheduled Board meeting following the committee meeting.

g.               Independence of Committee Members. Only “independent directors” will serve on the Audit Committee, the Nominating and Corporate Governance Committee, and the Human Resources & Compensation Committee.

III.                      Governance Policies and Practices.

A.            Legal Compliance and Ethical Conduct.

1.                The Board approves the Company’s Compliance Program, which is comprised of the Company’s values and Code of Conduct. The Code of Conduct represents a framework for decision-making, and is an expression of the Company’s core values and requirements regarding business conduct.

2.                The Board expects MDC Partners’ Directors, as well as all officers and employees, to act ethically at all times in accordance with the Code of Conduct and their duty of loyalty to MDC Partners. The Board will not waive any ethics policy for any Director or executive officer.

3.                To maintain independence of the Board, all Directors are required to deal at arm’s length with MDC Partners and to disclose to the Company’s General Counsel any circumstance material to the Director that might be perceived as a conflict of interest, the taking of a corporate opportunity or a violation of the Code of Conduct.

4.                The Company will not make any personal loans or extensions of credit to Directors or executive officers.

B.            Evaluation of CEO and Senior Management; Service on Other Boards.

1.              The independent directors of the Company, acting collectively, will conduct a performance evaluation of the CEO annually. The results of the CEO evaluation will identify strengths and areas of improvement, and will provide input for evaluation of CEO compensation by the Human Resources & Compensation Committee. The Chairs of the Human Resources & Compensation Committee and the Nominating and Corporate Governance Committees, and the Presiding Director, will review the CEO evaluation with the CEO personally, and report to the Board on follow-up items.

2.              The CEO and President will conduct performance evaluations of senior management annually and review the results of such evaluations with the Human Resources & Compensation Committee.

3.              The CEO and all other executive officers shall obtain the approval of the Nominating and Corporate Governance Committee prior to accepting an invitation to serve on the board of another public company, a privately-held company, or a not-for-profit organization that would require a substantial commitment of time. Generally, it is believed that such outside directorships should be limited to no more than two.

C.            Annual Performance Evaluation of the Board and its Committees.

The Board believes an annual self-evaluation process serves to enhance the performance of the Board and its committees. The Nominating and Corporate Governance Committee will design and lead the Board evaluation process. Directors will be requested to provide assessments of the Board and its overall effectiveness, and to evaluate the performance of individual directors. Additionally, each committee will perform an annual self-evaluation of its overall performance and report the results to the Nominating and Corporate Governance Committee, which will present a consolidated report to the Board on each committee’s effectiveness.

D.            Stock Ownership Guidelines

1.               Stock Ownership by Management. The Board believes that stock ownership by senior managers strengthens their commitment to the future of the Company and further aligns their interests with shareholders. Effective March 6, 2006, the Board   has set stock ownership guidelines for all officers commensurate with their level of seniority and base salary. Such ownership guidelines are as follows:  five (5) times base salary for the CEO; four (4) times base salary for the President and Chief Financial Officer; three (3) times base salary for all Managing Directors, the General Counsel and the Chief Accounting Officer; and two (2) times base salary for all Vice Presidents. Compliance with such stock ownership guidelines is expected by the later of four years from the applicable date of initial election as an officer, or April 1, 2010.

2.               Non-Employee Director Equity Ownership. Effective March 6, 2006, the Board has also set stock ownership guidelines for independent directors, which are an appropriate multiple of the annual retainer amount paid by the Company to its independent directors. Such ownership guidelines for independent directors are three (3) times the annual retainer amount paid by the Company. Compliance with such stock ownership guidelines for current directors is expected by April 1, 2011, and within five years from the date of election to the Board for newly appointed directors.

3.               Limit on Annual Grants under Equity Plans. The Human Resources & Compensation Committee will limit annual grants of equity awards to executive officers of the Company to an aggregate amount equal to not more than three percent (3%) of the issued and outstanding shares of the Company’s capital stock.

E.              Director Compensation; Board Service Policies.

1.                   Director Compensation. Director compensation will be determined by, among other things, a review of director compensation plans at comparable publicly-traded companies. The Human Resources & Compensation Committee, from time to time, shall recommend to the Board the level and type of director compensation. The Board believes that equity should be a component of director compensation. Employee directors will not receive any cash or equity compensation for service as a director.

2.                   Board Service Policies. The Board has established Board service policies to further improve the effectiveness of the Board and its committees. As such, it is expected that each director will comply with the following policies:

a.                Attendance. Regularly scheduled Board and committee meeting dates are established not less than one (1) year in advance of the meetings to avoid conflicts with existing commitments of directors. Directors are expected to attend meetings in person unless the meeting has been scheduled to be held by telephone.

i.                               Regular and Special Meetings. Directors are expected to attend regularly scheduled Board and committee meetings and to use their reasonable best efforts to attend special Board and committee meetings. Directors are also expected to attend the Company’s annual general meeting of shareholders, provided that a director who is unable to attend such a meeting is expected to notify the Chairman of the Board in advance of such annual shareholders’ meeting.

ii.                            Absences. Directors should inform the committee chair or Chairman of the Board in advance of any expected absence and the reason therefore. If feasible, directors should discuss with the Chairman of the Board the major subjects to be presented at the meeting.

iii.                         Absentee Rate Disclosure. In the event that a director’s absentee rate must be disclosed in the Company’s proxy statement (i.e., the director’s absences are greater than 25%), there is a presumption that the director is unable to participate fully in the responsibilities of director and will not stand for re-election. The Board may consider unique circumstances and waive this presumption.

b.                           New Director Orientation. Newly appointed or elected directors shall attend an orientation session conducted by the Company to familiarize themselves with the Company’s business, strategies, significant financial, accounting and risk management issues, Code of Conduct and senior management team.

c.                            Director Continuing Education. The Board believes that the effectiveness of its oversight responsibilities is enhanced by director participation in specialized education programs that focus on corporate governance, director education, accounting, finance, and other relevant topics. The Company will pay seminar tuition and related travel expenses. The Nominating and Corporate Governance Committee will maintain current information on available programs and will report to the Board on participation by directors.

d.                           Change in Status or Occupation. Each independent director should inform the Presiding Director and the Chairman of the Board of any principal occupational change, including retirement, as promptly as practicable after such change, and should volunteer to resign from the Board. The Nominating Corporate Governance Committee will review the change in status and make its recommendation to the Board for action, if any.

e.                            Notification of Changes in Board Service. Each independent director should inform the Presiding Director and the Chairman of the Board of any change in other boards of directors on which the director sits, including such director’s service on an additional board. In addition, each independent director should inform the Presiding Director and the Chairman of the Board of any change in such director’s service on committees of other boards on which the director sits.

f.                              Notification of Certain Transactions. Each independent director should promptly inform the Chair of the Audit Committee and the Chairman of the Board of any direct or indirect relationship, including between the director (or an affiliate or immediate family member of the director) and the Company, whether proposed or existing, that could affect the independence of the director (including the independence requirements under SEC regulations and NASDAQ listing standards, and including audit committee independence standards).

g.                           Retirement Age. Each director will be expected to retire from the Board immediately after the first Annual Meeting of Shareholders following attainment of age 72, although exceptions may be made on a case-by-case basis upon a determination by the Board of Directors, in consultation with the Nominating and Corporate Governance Committee.

F.              Shareholder Communications with Presiding Director & Audit Committee Chair.

1.                Communications with the Presiding Director. Shareholders who have concerns regarding the Company that pertain to matters other than accounting, internal accounting controls or auditing matters can communicate confidentially with the Company’s Presiding Director by writing to:  MDC Partners Inc., 950 Third Ave., New York, NY 10022 (Attn: Presiding Director). Mail sent to this address will be forwarded, unopened, by the Corporate Secretary to the Presiding Director.

2.                Communications with the Chair of the Audit Committee:  Shareholders who have concerns that pertain to matters concerning accounting, internal controls or auditing matters can communicate confidentially with the Company’s Chair of the Audit Committee by writing to:  MDC Partners Inc., 950 Third Ave., New York, NY 10022 (Attn: Presiding Director). Mail sent to this address will be forwarded, unopened, by the Corporate Secretary to the Audit Committee Chairman.

3.                Communications via “Alertline”. The Company has established a Whistleblower Policy via a toll-free number (1-800-886-2375), or “Alertline”, for all employees, shareholders or others to report any violations of the Company’s Code of Conduct or policies. This Alertline is staffed by trained communication specialists who do not work for MDC Partners or any affiliate. The specialists will ask a series of questions to better understand the nature of the concern. A report will then be prepared and forwarded to MDC Partners’ General Counsel and Audit Committee Chairman for review and investigation, if appropriate.

G.            Public Communications.

The Board believes that senior management speaks for the Company. The Chairman and CEO are responsible for establishing effective communications with the Company’s stakeholder groups; i.e., shareholders, clients, employees, creditors, governmental agencies and business partners. Individual directors may, from time to time, meet or otherwise communicate with various constituencies that are involved with the Company, but it is expected that Board members would do so only with the knowledge of senior management and, in most instances, at the request of management. The Board deliberates and takes action as a group and as a single entity, not as separate individuals.

The proceedings and deliberations of the Board, as well as all information received in connection with service on the Board, shall be kept confidential by the Directors.

H.            Access to Professional Advisors.

The Board will have the sole authority to retain, at the Company’s expense, independent compensation consultants, expert advisors or other professionals, as the Board deems necessary to fulfill its responsibilities, without obtaining the approval of any officer of the Company in advance. The Board will have sole authority to approve the fees of any such consultants, advisors or other professionals, and other terms of retention.

I.                 Shareholder Proposals.

All shareholder proposals properly submitted (under the Company’s By-Laws and applicable law or regulation) in connection with the Company’s annual proxy statement will be referred to and evaluated by the independent Committee most knowledgeable about the subject matter of the proposal. The reviewing Committee may retain counsel or other advisors of its choosing to assist in its evaluation of the proposal. If the proposal is required or otherwise appropriate for inclusion in the Company’s proxy statement, the Board will include its recommendation and rationale with respect to the proposal in the Company’s proxy statement and management information circular.